SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

_____________________

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2
(Amendment No. 2)*

The Edelman Financial Group Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

27943Q105
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

⊠	Rule 13d-1(b)

□	Rule 13d-1(c)

□	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27943Q105	13G/A	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS. Fletcher Asset Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	1,304,347
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	1,304,347
	8.	SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,304,347
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		□
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		4.3%
12.	TYPE OF REPORTING PERSON		IA

CUSIP No. 27943Q105	13G/A	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS. Fletcher International, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,304,347
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		□
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		4.3%
12.	TYPE OF REPORTING PERSON		HC, CO

CUSIP No. 27943Q105	13G/A	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS. Fletcher International, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,304,347
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		□
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		4.3%
12.	TYPE OF REPORTING PERSON		CO

CUSIP No. 27943Q105	13G/A	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS. Alphonse Fletcher, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,304,347
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		□
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		4.3%
12.	TYPE OF REPORTING PERSON		HC

Item 1(a).	Name of Issuer:

The Edelman Financial Group Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

600 Travis Suite 5800 Houston, Texas 77002

Item 2(a).	Names of Persons Filing:

Fletcher Asset Management, Inc. ("FAM"), Fletcher International, Inc. ("FII"), Fletcher International, Ltd. ("FIL") and Alphonse Fletcher, Jr.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Fletcher Asset Management, Inc. 48 Wall Street 5th Floor New York, New York 10005

Item 2(c).	Citizenship:

FAM is a corporation organized under the laws of the State of Delaware.  FII is a corporation organized under the laws of the State of Delaware.  FIL is a company domiciled in Bermuda.  Alphonse Fletcher, Jr. is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

27943Q105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[X]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

1,304,347 shares

(b)	Percent of Class:

4.3% (based on 30,467,873 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of The Edelman Financial Group Inc. (the "Company") consisting of (i) 29,163,526 shares publicly reported by the Company to be outstanding as of November 4, 2011, and (ii) 1,304,347 shares of Common Stock underlying the Warrants (as defined below) beneficially owned by FAM, FII, FIL and Mr. Fletcher issuable within 60 days as of December 31, 2011).

(c)	Number of shares as to which FAM has:

	(i)	Sole power to vote or to direct the vote:

1,304,347 shares

	(ii)	Shared power to vote or to direct the vote:

0 shares

	(iii)	Sole power to dispose or to direct the disposition of:

1,304,347 shares

	(iv)	Shared power to dispose or to direct the disposition of:

0 shares

The 1,304,347 shares of Common Stock reported to be beneficially owned consist of 1,304,347 shares of Common Stock issuable upon the exercise by FIL of Warrants (the "Warrants") issued pursuant to an Agreement, dated November 8, 2009 (the "Agreement"), by and between the Company and FIL.  The beneficial ownership reported reflects the shares of Common Stock underlying the Warrants issuable within 60 days as of December 31, 2011.  The holdings do not reflect additional shares of Common Stock issuable upon the exercise of the Warrants commencing sixty-five (65) days after FIL provides one or more notices to the Company.

The shares of Common Stock of the Company reported to be beneficially owned consist of shares of Common Stock and Common Stock underlying the Warrants held in one or more accounts managed by FAM (the "Accounts"), for FIL.  FIL is a wholly owned subsidiary of FII.  Accordingly, FII may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, such shares, and, therefore, FII may be deemed to be the beneficial owner of such Common Stock.  FAM has sole power to vote and sole power to dispose of all shares of Common Stock and Common Stock underlying the Warrants in the Accounts.  By virtue of Mr. Fletcher's position as Chairman and Chief Executive Officer of FAM, Mr. Fletcher may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, such shares, and, therefore, Mr. Fletcher may be deemed to be the beneficial owner of such Common Stock.  FII and Mr. Fletcher disclaim beneficial ownership of such Common Stock..

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

This Schedule 13G/A is filed by FAM, which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the shares of Common Stock issued to FIL under the Agreement and assuming issuance of Common Stock underlying the Warrant held at December 31, 2011 in the Accounts managed by FAM.  By reason of the provisions of Rule 13d-3 under the Act, FAM, FII, FIL and Mr. Fletcher may each be deemed to beneficially own the shares of Common Stock and Common Stock underlying the Warrants held in the Accounts.  The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares purchased for its account.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

This Schedule 13G/A is filed by FAM, FII, FIL and Mr. Fletcher.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below Fletcher Asset Management, Inc., Fletcher International, Inc., Fletcher International, Ltd. and Alphonse Fletcher, Jr. certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2012

Fletcher Asset Management, Inc.

By:	/s/ Giacomo LaFata
	Name:	Giacomo LaFata
	Title:	Authorized Signatory

By:	/s/ Stewart Turner
	Name:	Stewart Turner
	Title:	Authorized Signatory

Fletcher International, Inc. by its duly authorized investment advisor, Fletcher Asset Management, Inc.

By:	/s/ Giacomo LaFata
	Name:	Giacomo LaFata
	Title:	Authorized Signatory

By:	/s/ Stewart Turner
	Name:	Stewart Turner
	Title:	Authorized Signatory

Fletcher International, Ltd. by its duly authorized investment advisor, Fletcher Asset Management, Inc.

By:	/s/ Giacomo LaFata
	Name:	Giacomo LaFata
	Title:	Authorized Signatory

By:	/s/ Stewart Turner
	Name:	Stewart Turner
	Title:	Authorized Signatory

Alphonse Fletcher, Jr., in his individual capacity

By:	/s/ Denis J. Kiely
	Name:	Denis J. Kiely for Alphonse Fletcher, Jr.
*By Power of Attorney, dated February 14, 2001, attached as Exhibit A hereto.